Exhibit 99.1

Volvo Trucks North America Receives Volvo Group's Internal Environment Prize

STOCKHOLM, Sweden--(BUSINESS WIRE)--June 20, 2006--The Volvo Group's (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) internal environment prize has been awarded to a group of employees from Volvo Trucks North America. The prize is being awarded for a number of measures to improve the environment at the truck plant in New River Valley, Virginia.

The prize was presented today by Volvo CEO Leif Johansson at the Volvo Group's internal environmental conference in Goteborg, Sweden. The winning team comprises Stephen Pierett, Michael Kijak, Frank Stanley, Channon Maycook, Danny Arnlod and Thomas Newcomb.

In a highly successful fashion this group succeeded in reducing water consumption used in the plant for testing by half during the period 2003-2005 and launched a system for recycling of process water. Through working with automated lighting as well as automation and control of the building's heating and cooling system, energy consumption was reduced by more than 60% per produced truck during 2001-2005. Through increased sorting of waste and major efforts in a recycling program, the amount of waste to disposal was reduced by half during 2000-2005 and, concurrently, recycling increased by 75%.

In addition to contributing to a reduction in the environmental impact, the project also offers financial incentives. The investments necessary for the project will pay for themselves in less than three years and the long-term savings are estimated at approximately SEK 11 million annually.

Through the large reduction of emission of greenhouse gases, the plant in New River Valley is among the leading automotive plants in the so-called Climate Leader program arranged by the US Environmental Protection Agency (EPA). During the period 2003-2004, emissions were reduced by 27% per truck produced.

The Volvo Group's internal environment prize was established in 2000 to recognize environmental projects within the Volvo Group.

"This is a way to spread knowledge about environmental improvement measures and a step in rewarding internal environmental efforts that contribute to strengthening Volvo's core value of "environment care," says Inge Horkeby, Environmental Officer at the Volvo Group.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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